June 22, 2023
via EDGAR CORRESP SUBMISSION

Mr. Eric McPhee
Office of Real Estate and Construction
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

    Re: Confirmation of extension of time to respond to Comment Letter Dated May 17, 2023

Dear Mr. McPhee:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated May 17, 2023 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information regarding our Annual Report on Form 10-K for the year ended December 31, 2022 and Current Report on Form 8-K dated April 18, 2023. This letter confirms our phone conversation during which we discussed an extension to our response deadline from June 23, 2023 to July 10, 2023. As discussed, we are diligently preparing our response and will provide it to the Staff as soon as possible and in no event later than July 10, 2023.

If you have any questions or require additional information, please feel free to contact me at 312-279-1488.

                    EQUITY LIFESTYLE PROPERTIES, INC.

                    /s/ Paul Seavey
                    Executive Vice President & Chief Financial Officer

Cc:    Jennifer Monick, U.S. Securities and Exchange Commission
Brent Wyper, Ernst & Young, LLP
    Larry Medvinsky, Morrison & Foerster LLP
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